UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-91178
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Park National Corporation
Employees Stock Ownership Plan
          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION
          The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC
Report of Independent Registered Public Accounting Firm — Ernst & Young LLP
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005
Notes to Financial Statements — December 31, 2006 and 2005
Supplemental Schedules:
Schedule of Assets (Held at End of Year), Schedule H, Line 4(i) — December 31, 2006
Schedule of Reportable Transactions, Schedule H, Line 4(j) — December 31, 2006
          The following exhibits are being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN By THE PARK NATIONAL BANK, Trustee

Date: June 28, 2007	By:	/s/ John W. Kozak
		Printed Name:	John W. Kozak
		Title:	Chief Financial Officer

Financial Statements and Supplemental Schedules
Park National Corporation Employees
Stock Ownership Plan
Years Ended December 31, 2006 and 2005
With Reports of Independent Registered Public Accounting Firms

Park National Corporation Employees
Stock Ownership Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Executive Committee of the Board of Directors
Plan Oversight Committee
Park National Corporation Employees Stock Ownership Plan
We have audited the accompanying statement of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Columbus, Ohio
June 22, 2007

1.

Report of Independent Registered Public Accounting Firm
Executive Committee of the Board of Directors
Park National Corporation
We have audited the accompanying statement of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits of the Plan for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Columbus, Ohio
May 4, 2006

2.

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS

Cash and cash equivalents	$455,676	$313,817

Investments, at fair value:
Park National Corporation Common Stock	58,771,746	57,470,291
Mutual Funds	12,039,411	11,014,769
Savings Accounts, issued by Park National Corporation bank affiliates	2,523,339	2,578,328

Total Investments	73,334,496	71,063,388

Contributions receivable:
Employer	47,051	2,000
Employee	97,332	4,000

	144,383	6,000

Accrued interest and dividends	590,121	530,478

Total Assets	74,524,676	71,913,683

NET ASSETS AVAILABLE FOR BENEFITS	$74,524,676	$71,913,683

See accompanying notes to financial statements.

3.

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2006 and 2005

	2006	2005
Additions
Investment (loss) income:
Net realized and unrealized (depreciation) in fair value of investments	$(1,013,848)	$(17,266,634)
Interest and dividends	2,584,681	2,299,530

Total investment income (loss)	1,570,833	(14,967,104)

Contributions:
Employer	1,743,664	1,741,382
Employee	3,749,073	3,684,649
Rollover	32,172	112,760

Total contributions	5,524,909	5,538,791

Net increase (decrease) before deductions	7,095,742	(9,428,313)

Deductions:
Benefit payments to participants	4,484,749	4,241,493

Net increase (decrease) in net assets available for benefits	2,610,993	(13,669,806)

Net assets available for benefits at beginning of year	71,913,683	85,583,489

Net assets available for benefits at end of year	$74,524,676	$71,913,683

See accompanying notes to financial statements.

4.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005

1. Description of the Plan
The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (Park) who have completed one year of service, and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) was $15,000 and $14,000 for 2006 and 2005, respectively. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).
Park provides a matching contribution at a level established annually by Park. For 2006 and 2005, Park matched 50% up to the first 15% of compensation contributed by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s salary deferral and allocation of Park’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants’ accounts are 100% vested at all times.
Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation.

5.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

1. Description of the Plan (continued)
Payments of Benefits
Upon termination or after age 59 1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance — in cash or shares of Park National Corporation common stock.
ESOP
Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in shares of Park National Corporation common stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation common stock. Participants have the ability to diversify their investments upon reaching age 55. Effective January 1, 2007, the Plan was amended to allow these participants to diversify their investments on a quarterly basis. The Plan has changed its name from Park National Corporation Employees Voluntary Salary Deferral Plan and Trust to Park National Corporation Employees Stock Ownership Plan. All other provisions of the Plan remain the same.
Bank Acquisitions
On December 31, 2004, Park acquired First Federal Bancorp, Inc., (First Federal), a savings and loan holding company headquartered in Zanesville, Ohio. First Federal’s prior plan was terminated and First Federal employees were eligible to participate in the Park National Corporation Plan beginning on January 1, 2005. On January 3, 2005, Park acquired First Clermont Bank of Milford, Ohio. First Clermont’s prior plan was terminated and employees were eligible to participate in the Plan effective January 3, 2005.

6.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

2. Summary of Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Park National Corporation common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in the money market fund and savings accounts are stated at cost, which approximates fair value.
Investment income consists of interest income accrued as earned, and dividend income recorded on the ex-dividend date. Investment transactions are recorded on a trade-date basis.
Administrative Expenses
All administrative expenses charged to the Plan are borne by Park. Trustee fees for the Plan are waived each year. Park also provides other accounting and administrative services to the Plan.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.
Concentration of Credit Risk
At December 31, 2006 and 2005, approximately 79% and 80%, respectively, of the Plan’s assets were invested in Park National Corporation common stock.
At December 31, 2006 and 2005, approximately 3% and 4%, respectively, of the Plan’s assets were invested in savings accounts issued by Park National Corporation bank affiliates. The investments in savings accounts may from time to time exceed the federally insured limits.

7.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

2. Summary of Accounting Policies (continued)
Adoption of New Accounting Standard
Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). This FSP modifies the accounting and reporting requirements for defined contribution plans’ direct and indirect investments in fully benefit-responsive investment contracts. Adoption of the FSP had no effect on the Plan’s 2006 or 2005 financial statements, as the Plan held no direct or indirect interests in fully benefit-responsive investment contracts as of December 31, 2006 or 2005.
3. Plan Termination
Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
4. Investments
The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold as well as held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2006 and 2005 as follows:

	2006	2005
Park National Corporation Common Stock	$(2,183,304)	$(17,613,216)
Vanguard Institutional Index Fund	709,975	162,736
Vanguard Short-Term Investment-Grade Bond Fund	4,582	(13,801)
Vanguard Growth Index Fund	75,063	36,027
Vanguard Institutional Extended Market Index Fund	130,585	87,955
Vanguard Balanced Index Fund	108,990	27,052
Vanguard Total International Stock Index Fund	146,665	71,021
Vanguard Intermediate-Term Bond Index Fund	(6,404)	(24,408)

	$(1,013,848)	$(17,266,634)

8.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

4. Investments (continued)
The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2006	2005
* Park National Corporation Common Stock	$58,771,746	$57,470,291
Vanguard Institutional Index Fund	5,803,450	5,534,037

*	Nonparticipant-directed
5. Nonparticipant-Directed Investments
The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2006	2005
Investment, at fair value:
Park National Corporation Common Stock Fund	$58,771,746	$57,470,291
Northern Institutional Government Portfolio	454,650	284,663

	$59,226,396	$57,754,954

Changes in assets:
Contributions	$5,366,183	$5,454,509
Interest and dividend income	2,124,878	1,945,430
Distributions to participants	(3,710,621)	(2,916,534)
Net depreciation in fair value of investments	(2,308,998)	(17,328,553)

Increase/(decrease) in assets	$1,471,442	$(12,845,148)

The amounts disclosed as cash and cash equivalents in the Statements of Net Assets Available for Benefits also include participant-directed balances of $1,026 and $29,154 for 2006 and 2005, respectively.

9.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Party-in-Interest
The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2006	2005

Park National Corporation Common Stock	$58,771,746	$57,470,291
The Park National Bank Savings Account	1,806,304	1,869,748
Second National Bank Savings Account	70,289	67,594
The Richland Trust Company Savings Account	646,746	640,986

	$61,295,085	$60,048,619

At December 31, 2006, the Plan held 593,654 shares of Park National Corporation common stock, with a fair value of $58,771,746. At December 31, 2005, the Plan held 559,921 shares of Park National Corporation common stock, with a fair value of $57,470,291.
During 2006 and 2005, cash dividends of $2,111,960 and $1,937,478, respectively, were paid to the Plan by Park National Corporation.
At December 31, 2006 and 2005, the Plan held savings accounts issued by Park National Corporation bank affiliates of $2,523,339 and $2,578,328, respectively. During 2006 and 2005, interest of $125,318 and $80,666, respectively, was paid to the Plan by Park National Bank.
During 2006, the Plan purchased 51,429 shares of Park National Corporation common stock.
Costs and expenses incurred in administering the Plan are paid by Park, which totaled $127,206 and $134,586 for 2006 and 2005, respectively.

10.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

8. Form 5500 Reconciliation
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$74,524,676	$71,913,683
Less: Accrued interest and dividends	(590,121)	(530,478)

Net assets available for benefits per the Form 5500	$73,934,555	$71,383,205

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2006	2005

Net increase/(decrease) in net assets available for benefits per the financial statements	$2,610,993	$(13,669,806)
Less: Accrued interest and dividends	(590,121)	(530,478)
Plus: Prior year accrued interest and dividends	530,478	492,845

Net increase/(decrease) in net assets available for benefits per the Form 5500	$2,551,350	$(13,707,439)

9. Risks and Uncertainties
The Plan invests in various investment securities including Park National Corporation common stock, mutual funds, savings accounts and a money market fund. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10. Subsequent Event
On March 9, 2007, Park acquired Vision Bancshares, Inc. (“Vision”). Vision will terminate its 401(k) plan on June 30, 2007 and all employees who have met the eligibility requirements of the Plan will then become eligible to participate in the Plan on July 1, 2007.

11.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2006

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(b)	(c)
Identity of Issue,	Description of Investment Including			(e)
Borrower, Lessor	Maturity Date, Rate of Interest,	(d)		Current
or Similar Party	Collateral, Par or Maturity Value	Cost		Value

Money Market Fund:
Northern Institutional Government Portfolio	455,676 units	$455,676		$455,676

Total Money Market Funds		455,676		455,676

Common Stock:
* Park National Corporation common stock	593,654 shares	$36,663,229		$58,771,746

Total common stock		36,663,229		58,771,746

Mutual Funds:
Vanguard Institutional Index Fund	44,783 shares	*	*	$5,803,450
Vanguard Short-Term Investment Grade Fund	91,621 shares	*	*	967,519
Vanguard Growth Index Fund	35,183 shares	*	*	1,047,397
Vanguard Institutional Extended Market Index Fund	31,076 shares	*	*	1,202,636
Vanguard Intermediate-Term Bond Index Fund	67,197 shares	*	*	688,772
Vanguard Balanced Index Fund	71,586 shares	*	*	1,529,085
Vanguard Total International Stock Index Fund	45,306 shares	*	*	800,552

Total Mutual Funds		*	*	12,039,411

Savings Accounts, issued by Park National Corporation bank affiliates:
* The Park National Bank	Interest rate of 5.063%	*	*	$1,806,304
* Second National Bank	Interest rate of 5.063%	*	*	70,289
* The Richland Trust Company	Interest rate of 5.063%	*	*	646,746

Total Savings Accounts, issued by Park National Corporation bank affiliates				2,523,339

Total Investments Held at End of Year				$73,790,172

*	Indicates party-in-interest to the Plan.

**	Disclosure of historical cost is not required for participant-directed investments.

12.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4(j)
Schedule of Reportable Transactions
December 31, 2006

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) — A series of transactions in excess of 5% of plan assets
Northern Govt Portfolio	Money Market Fund, 116 purchases	$7,523,808	$—	$7,523,808	$7,523,808	$—
Northern Govt Portfolio	Money Market Fund, 115 sales	—	7,249,750	7,249,750	7,249,750	—
Park National Corporation Common Stock	Common Stock, 80 purchases	5,249,469	—	5,249,469	5,249,469	—

13.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2006
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
23.2	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC